Exhibit 99.1

Regulated Information Inside Information

Celyad Oncology provides an update on its strategic business model, continuing to focus on opportunities to fully harness the true potential of its proprietary technology platforms and intellectual property

Mont-Saint-Guibert, Belgium—Celyad Oncology (Euronext & Nasdaq: CYAD) (the “Company”), a biotechnology company focused on the discovery and development of innovative technologies for chimeric antigen receptor (CAR) T-cell therapies, today provides an update on its Celyad 2.0 business strategy which has been adopted and implemented over the last few months.

In keeping with this strategy, the Company intends to focus on maximizing its valuable intellectual property (IP) estate, and strengthening its research focus.

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The Company has compiled a foundational and broad IP estate that controls key aspects of developing therapies in the allogeneic cell therapy space. The patents around allogeneic CAR T-cell therapies and NKG2D-based therapies provide an avenue to develop intellectual property programs and to partner with outside parties around the licensing of these patents.

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In addition to IP partnering transactions, Celyad 2.0 will prioritize discovery research in areas of expertise where it can leverage the differentiated nature of its platforms. The Company is implementing a differentiated and innovative strategy, tackling the major current limitations of CAR T-cell therapies. This strategy includes:

•	Multiplexing approach of the short hairpin RNA (shRNA) platform, allowing multiple genes, including essential and functional genes, to be modulated simultaneously;

•	Dual CAR development of a next-generation NKG2D-based CAR which may help to overcome resistance and immune escape often observed with traditional single targeting approaches; and

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Development of B7-H6-targeting immunotherapies as the Company believes that B7-H6 is an underappreciated target that could change the paradigm of cell therapy due to its broad expression in a large variety of cancers.

Celyad Oncology is of the opinion that it will potentially create more shareholder value by licensing its patent estate and further strengthening its research efforts to improve the differentiated nature of its platforms.

Based on a strategic and financial review, the Company has decided to discontinue the development of its remaining clinical program CYAD-211 (the allogeneic shRNA-based, anti-BCMA CAR T candidate for relapsed or refractory multiple myeloma (r/r MM)). There were no safety concerns leading to this decision and all patients previously treated with CYAD-211 will continue to receive their protocol-defined follow-up.

The key data points of the program are as follows:

•	19 r/r MM patients have been treated with CYAD-211 in the IMMUNICY-1 trial which was developed to validate shRNA technology in the clinic;

•	The observed safety profile, including the lack of observed Graft-versus-Host disease, provides proof-of-concept for the use of shRNA technology for allogeneic CAR Ts;

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Out of 17 evaluable patients, a partial response was achieved in five patients. One patient was recently re-treated with a second dose of CYAD-211 after having reached stable disease post first infusion; and

•	Enhanced lymphodepletion did not seem to improve clinical activity nor persistence of the cells post-infusion.

Regulated Information Inside Information

Anticipated milestones for 2023

•	The Company will take part in several conferences including The World Oncology Cell Therapy Congress in April and the Society for Immunotherapy of Cancer’s (SITC) 38th Annual Meeting in November; and

•	The Company will provide updates on the potential proof-of-concept of the dual CAR and multiplexing research programs and on business development in the second quarter of 2023.

About Celyad Oncology

Celyad Oncology is a biotechnology company focused on the discovery and development of innovative technologies chimeric antigen receptor (CAR) T-cell therapies. The Company is focusing on opportunities to fully harness the true potential of its proprietary technology platforms and intellectual property and support the development of next-generation CAR T candidates in solid tumors and hematological malignancies. Celyad Oncology is based in Mont-Saint-Guibert, Belgium and New York, NY. For more information, please visit www.celyad.com.

Celyad Oncology Forward-Looking Statement

This release may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding beliefs about and expectations for the Company’s updated strategic business model, including associated potential benefits, transactions and partnerships, and statements regarding the potential value of the Company’s IP. The words “will,” “believe,” “potential,” “continue,” “target,” “could” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this release are based on management’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and important factors which might cause actual events, results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks related to the material uncertainty about the Company’s ability to continue as a going concern; the Company’s ability to realize the expected benefits of its updated strategic business model; the Company’s ability to develop its IP assets and enter into partnerships with outside parties; the Company’s ability to enforce its patents and other IP rights; the possibility that the Company may infringe on the patents or IP rights of others and be required to defend against patent or other IP rights suits; the possibility that the Company may not successfully defend itself against claims of patent infringement or other IP rights suits, which could result in substantial claims for damages against the Company; the possibility that the Company may become involved in lawsuits to protect or enforce its patents, which could be expensive, time-consuming, and unsuccessful; the Company’s ability to protect its IP rights throughout the world; the potential for patents held by the Company to be found invalid or unenforceable; and other risks identified in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the latest Annual Report on Form 20-F filed with the SEC and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Celyad Oncology Investor and Media Contact:

Celyad Oncology

investors@celyad.com

Source: Celyad Oncology SA